Filed by PepsiCo, Inc. Pursuant to Rule 425
                                                under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                        Subject Company: The Quaker Oats Company
                                                   Commission File No. 001-00012

                                                         Date: December 21, 2000

This filing contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include, but not limited to, statements about benefits of the pending merger between PepsiCo and Quaker Oats and PepsiCo's and Quaker Oats' plans, objectives, expectations and other statements that are not historical facts. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo and Quaker Oats; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; and the general economic environment. Neither PepsiCo nor Quaker Oats is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

PepsiCo and Quaker Oats will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577,
Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.


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The following communication was disseminated to employees of The Quaker Oats
Company on December 21, 2000.



                             Human Resources Q&A's
                          Number 3, December 21, 2000


General Questions

Q: Will we still have casual dress?

A: Quaker continues business as usual when it comes to local practices such as casual dress. Therefore yes, Quaker will continue its Everyday Appropriate Dress Program.

Q: Will we still have summer hours?

A: Consistent with past practices, Quaker will continue to evaluate business results and conditions during the first quarter and if favorable summer hours for the coming summer will be observed.

Q: What is our communication plan for those employees with job offers in hand?

A: All offers stand as stated and we are all excited about the possibilities for all of us as part of the PepsiCo family.

Q: Should we continue recruiting?

A: Yes, we need to continue to operate and run our businesses successfully. During our transition time we request that you discuss all vacancies with your Business Unit Leader and/or your Human Resources Leadership Team Member.

Compensation

Q: What does PepsiCo's compensation system look like (i.e. do they have levels, hay points etc.)? When will we be incorporated into their system? How do their job/position compensation programs compare (i.e. variable incentive target structures, stock option grants)?

A: Both PepsiCo and Quaker offer strong, highly competitive compensation plans. Careful assessment will be made as to what changes, if any, will be made to the Quaker compensation system or if Quaker will adopt the PepsiCo programs. For now, Quaker employees will remain on Quaker's compensation and benefits program.

Q: When will we know how our compensation and benefits will change under the PepsiCo system?

A: It will take time to make a careful assessment before any modifications are made, so we do not expect to make any announcements soon.

Q: What will PepsiCo substitute for LTIP/IIP?

A: The PepsiCo and Quaker management teams will evaluate alternatives upon the merger. The management teams intend to ask the merged companies' Board to make PepsiCo option grants in 2001 following the merger.


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Benefits

ESOP

Q: Will my ESOP shares be converted over to PepsiCo or will we be able to convert it into the funds with Fidelity?

A: On the merger date, shares of Quaker preferred stock held by the ESOP, will be converted into shares of PepsiCo preferred shares, and shares of Quaker common stock held by the ESOP will be converted into PepsiCo common shares.

Q: Will the amount of the next ESOP award be reduced?

A: The June 30, 2001 ESOP award will not be impacted by the merger or related events and will be determined on the same basis as previous awards.

Pension

Q: Am I at risk of losing my pension benefit?

A: No. The benefits that you have earned either under the Salaried or Hourly pension plan(s) are secure. These benefits are funded in a trust and protected by law.

Tuition Reimbursement

Q: If I am enrolled in classes or pre-approved courses of study, may I continue? What happens if my job is eliminated before I complete my course? Will Quaker reimburse me?

A: If you are currently enrolled or already pre-approved, you may continue as usual under Quaker's tuition reimbursement program. As under current practice, If you voluntarily resign or are discharged for cause, then reimbursement is not available. If your job is eliminated you are eligible for reimbursement while you are receiving severance pay.

Q: What will the policy for MBA tuition reimbursement be?

A: The Quaker policy remains in effect.

Q: Will everyone who is currently pursuing his or her degree be grandfathered in at the 80% tuition reimbursement benefit level?

A: If you are currently enrolled or already pre-approved then you continue as usual under the Quaker tuition reimbursement program.

Q: I'm considering taking a class in the springtime, will tuition reimbursement be available?

A: The Quaker tuition reimbursement program remains in effect until further notice. Any courses that are approved under the program will be honored and any changes to the program, if any, would be made on a going forward basis and would not be retroactive.

Severance

Q: What severance plan will apply and when?

A: For full-time salaried employees the provisions of the Compensation and Benefits Protection Plan will take effect when Quaker shareholders approve the merger and will remain in effect for 24 months following the merger date. Please refer to your Severance Pay Plan Summary for


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further information. For hourly employees, all current provisions in place will remain in effect for 12 months or per the provisions stated in the applicable union contract.

Q: Is outplacement included in the severance plan?

A: Outplacement is a discretionary benefit, and Quaker will continue with its past practice of providing all employees whose jobs are eliminated with some form of transition assistance.

Q: Will I be given sufficient notice to exercise my stock options prior to a job elimination?

A: We will provide at least 30 days' notice to option holders for 6 months following the merger.

Q: For full-time salaried employees is the nine months severance set in stone or can PepsiCo somehow negotiate it downwards?

A: PepsiCo is committed to providing all severance-related benefits under the terms of the Employee Benefit Protection Plan.

Q: Are the severance benefits under the Compensation and Benefits Protection Plan available for part-time employees.

A: No, part-time salaried employees are not eligible for severance benefits under the Compensation and Benefits Protection Plan, however, they continue to participate in the Severance Pay Plan.

Relocation

Q: What should be our communication to those employees who are planning to relocate?

A: The provisions of the relocation plan remain in effect and employees should proceed in the normal course. PepsiCo will honor all relocation provisions made to employees under the Quaker program. Any future changes to the relocation program would not be applied retroactively.

Q: Would an employee be obligated to pay back any portion of the relocation benefit (lump sum or "open billings") if the employee's position was eliminated before the employee made it to their 6 month or 1 year anniversary?

A: If a relocated employee loses his or her job, other than a voluntary termination he/she would not be required to repay any portion of expenses directly related to the relocation.

Paid Time Off

Q: What is PepsiCo's policy on holidays, floaters, sick days, etc. Will I still get the same vacation days, holidays and personal days?

A: For now the Quaker policy will remain in force.


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